UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-39147

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

(Registrant’s Name)

21/24F, Ping An Finance Center
No. 5033 Yitian Road, Futian District
Shenzhen, Guangdong, 518000
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

OneConnect Announces Effectiveness of Privatization

OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”) today announces that the proposal to privatize the Company by way of a scheme of arrangement under the Companies Act (2025 Revision) of the Cayman Islands (the “Scheme”) became effective on November 19, 2025 (Cayman Islands time).

The withdrawal of listing of the Company’s ordinary shares from the Hong Kong Stock Exchange is expected to be effective on November 21, 2025 (Hong Kong time). The permanent suspension of trading in the ADSs on the NYSE is expected to take place on November 21, 2025 (New York Time), and the Company’s ADSs are expected to be delisted from the NYSE on December 1, 2025 (New York time). The Company intends to file a certification and notice on Form 15 with the SEC on December 1, 2025 (New York time) to deregister under the Securities Exchange Act of 1934, as amended.

For more details, please refer to the Schedule 13E-3 to be filed by the Company, among others, with the SEC on the date hereof as well as the joint announcement furnished as Exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Announcement on the Stock Exchange of Hong Kong - Joint Announcement in Relation to (1) Proposal for the Privatisation of OneConnect Financial Technology Co., Ltd. by Way of a Scheme of Arrangement (Under Section 86 of the Companies Act) (2) Proposed Withdrawal of Listing of OneConnect Financial Technology Co., Ltd. (3) Effective Date of the Scheme (4) Withdrawal of Listing of the Shares and Delisting of the ADSs and (5) Despatch of Cheques and Wire Transfer for Cash Payment Under the Scheme

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OneConnect Financial Technology Co., Ltd.
	By:	/s/ Dangyang Chen
	Name:	Dangyang Chen
	Title:	Chairman of the Board and Chief Executive Officer
Date: November 20, 2025

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